

Mail Stop 4720

June 7, 2017

Jay C. Horgen
Chief Financial Officer
Affiliated Managers Group, Inc.
777 South Flagler Drive
West Palm Beach, FL 33401

> **Re: Affiliated Managers Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 24, 2017**
> **File No. 001-13459**

Dear Mr. Horgen:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal year Ended December 31, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

Aggregate Revenue, page 21

1.   We note that you present a discussion and analysis of aggregate revenues which includes the revenue from consolidated affiliates as well as equity method revenue. Although we do not object to your presentation and discussion of equity method revenue as you have done throughout your MD&A (e.g. pages 19, 26, and 27), the aggregation of your U.S. GAAP revenues and revenues generated from your equity method affiliates (which is reported as a component of income from equity method investments outside of operating income) is confusing and could be viewed as misleading. Please revise to remove all references to this measure from your future filings (including future earnings releases and earnings calls).

Critical Accounting Estimates and Judgments

Equity and Cost Method Investments, page 34

2.   We note your equity method investments have grown significantly as a result of new investments. Please revise your disclosure in future filings to include a discussion of the following:

- For each period presented disclose the number of new equity method investments and the amount of consideration paid. Include expanded discussions of any new individually significant investments along with any significant estimates and assumptions.
- Quantify the amount of purchase price allocated to goodwill and other intangible assets (definite and indefinite-lived), and the estimated useful lives, as applicable.
- Quantify the amount of amortization expense recognized for each period presented.

Financial Statements and Supplementary Data

Note 1 – Business and Summary of Significant Accounting Policies

(a) Organization and Nature of Operations, page 45

3.   We note your disclosure relating those instances when AMG owns a majority of the equity interest in an Affiliate. Please confirm that intercompany transactions are eliminated in consolidation and revise your future filings to clarify.

(c) Principles of Consolidation

Investments in Affiliates, page 46

4.   Tell us whether you consider your minority interest in Affiliates to be VIEs or VREs and provide us with your consolidation analysis. As it relates to your minority interest in Affiliates, expand your disclosure in future filings to differentiate more clearly the attributes of those you consider VIEs and those that you consider VREs.

(j) Equity Investments in Affiliates, page 48

5.   We note your disclosure related to equity method investments and that your share of the Affiliate's revenue (without regard to expenses, or less certain agreed-upon expenses) is included in income from equity method investments within your consolidated statements of income (page 38). Please address the following:

- Tell us why you classify your share of Affiliate's revenue within your income from equity method investments versus classification within revenue. Provide us with the specific authoritative guidance you used to support your accounting treatment.
- Tell us, and revise your disclosure in future filings to clarify, how you compute your share of earnings or losses from your equity method investees.

Note 14 - Equity Method Investments in Affiliates, page 60

6.   Considering comment five above, please revise your table of changes in equity method investments in future filings, as necessary, to disaggregate your share of revenue from your share of equity method earnings or losses.

7.   Tell us, and revise your future filings to clarify, what the distributions from equity method investments represent and quantify the related amounts. For example, quantify the amounts related to allocations or distributions of revenues separate from distributions representing a return of your investment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michael Henderson, Staff Accountant at (202) 551-3364 or me at (202) 551- 3872 with any questions.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief
Office of Financial Services